Auryn options Banos Del Indio gold property in Southern Peru

Vancouver, British Columbia (September 26th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) (“Auryn”) is pleased to announce that it has acquired the option to earn a 100% interest in the Baños del Indio gold project located 10 km to the north of Auryn’s Huilacollo project with known gold mineralization (see figure 1 and figure 2). The project is located in the Tacna province of Southern Peru. The Banos Del Indio gold project hosts one of the largest untested alteration systems in the Andes and is located within a prominent epithermal belt.

Shawn Wallace, President and CEO commented, “Our pursuit of acquisitions in Peru has been largely predicated on our technical teams vast knowledge and experience in the country. Banos Del Indio represents an exceptional exploration opportunity that our technical team has been aware of and desired for several years.”

Mr. Wallace further stated, “With these acquisitions in Peru and the others that we have recently completed, our goal of building a diverse portfolio with high grade exploration targets in Canada and some of the largest scalable oxide exploration targets is being achieved. We look forward to aggressively executing capital efficient exploration programs including substantive drill programs over the next few years.“

Baños Del Indio Property

The Baños del Indio epithermal property is comprised of 7,534 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru (see Figure 3). Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys.

Antonio Arribas, Director of Auryn, stated “Banos del Indio is one of the largest and least explored alteration anomalies that I am familiar with in the region which I have been aware of for several years. The property is situated in the perfect location for significant epithermal discoveries in Southern Peru.”

The Company acquired the rights to the Baños del Indio property through an option agreement with a local Peruvian company, Exploandes S.A.C (the “Banos Option”). Under the Baños Option, the Company may acquire a 100% interest, subject to a net smelter return royalty (NSR), through a combination of work expenditures and cash payments (all dollar amounts are in USD) as detailed in the table below:

Due dates	Property Payments	Work Expenditures
On signing	$ 100,000	-
Within 12 months of the commence of work (additional)	$ 100,000	$ 200,000
Within 24 months of the commence of work (additional)	$ 100,000	$ 250,000
Within 36 months of the commence of work (additional)	$ 200,000	$ 1,000,000
Within 48 months of the commence of work (additional)	$ 150,000	$ 2,000,000
Within 60 months of the commence of work (additional)	$ 2,500,000	-
Total	$ 3,150,000	$ 3,450,000

The Banos del Indio NSR is 3.0% with 50% (being 1.5%) buyable for $6,000,000. In the event the Company does not complete a feasibility study within 3 years of exercising the option, an escalating advanced royalty starting at $200,000 per annum shall become payable. The total amount of the advanced royalty is capped at $1.5 million.

The Company is also obligated to pay a production bonus of $2,500,000 upon initial commercial production.

Figure 1: Location of Curibaya, Huilacollo and Banos del Indio licenses within the southern Peru epithermal and porphyry belts.

Figure 2: Structural setting of the Curibaya, Huilacollo and Banos del Indio licenses with highlighted projects in the vicinity.

Figure 3: Illustrates the nature of the extensive steam heated, argillic and silica alteration found across the Baños del Indio licenses

The Baños del Indio licenses are located within a special economic zone situated within 50km of the Peruvian boarder. As a non-resident company, Auryn’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. Auryn is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to exercising its option.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities to be issued pursuant to the transaction have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The principal factors that could cause actual results to differ materially from those in forward-looking statements in connection with this news release include the uncertainty of Homestake shareholders approvals, and the outcome of regulatory and judicial approvals. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com